Securities and Exchange Commission

Washington, D. C.  20549

Form 11-K
Annual Report

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 1993

Commission File No. 1-10697

NON-QUALIFIED STOCK PURCHASE PLAN
OF COMMERCIAL INTERTECH CORP.

COMMERCIAL INTERTECH CORP.
1775 Logan Avenue
Youngstown, Ohio  44501

                                    CONTENTS

REQUIRED INFORMATION

FINANCIAL STATEMENTS PROVIDED

Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . . . . 1

Statements of Net Assets--December 31, 1993 and December 31, 1992   . . . . 2

Statements of Changes in Net Assets--Years Ended December 31, 1993,
  1992, and 1991  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

Notes to Financial Statements   . . . . . . . . . . . . . . . . . . . . . . 4

EXHIBITS

Consent of Independent Auditors   . . . . . . . . . . . . . . . . . . . . . 8

                         Report of Independent Auditors

Administrative Committee
Non-Qualified Stock Purchase Plan
  of Commercial Intertech Corp.

We have audited the accompanying statements of net assets of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. as of December 31, 1993 and 1992, and the related statements of changes in net assets for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. at December 31, 1993 and 1992, and the changes in its net assets for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.


                                                            Ernst & Young





Cleveland, Ohio
March 25, 1994





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



                                                 Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

                                                                     Statements of Net Assets


                                                 DECEMBER 31, 1993                              DECEMBER 31, 1992
                                  ------------------------------------------------  ----------------------------------------------
                                                         COMMERCIAL                                  COMMERCIAL
                                                         INTERTECH                                   INTERTECH
                                                           CORP.                                       CORP.
                                       MONEY              COMMON                        MONEY         COMMON
                                       MARKET             STOCK                         MARKET        STOCK
                                       FUND               FUND             TOTAL        FUND          FUND                TOTAL
                                  ------------------------------------------------  ----------------------------------------------
ASSETS
Cash                                                  $   3,248        $   3,248                    $        9       $         9
Company contributions
  receivable                        $   3,736             4,492            8,228      $   3,798          4,936             8,734
Emmployee contributions
  receivable                            7,855            11,118           18,973          8,002         11,587            19,589
Accrued interest receivable               404                                404            364                              364
                                  ------------------------------------------------  ----------------------------------------------
                                       11,995            18,858           30,853         12,164         16,532            28,696

Money market fund                     175,068                            175,068        154,154                          154,154
Commercial Intertech Corp.
   common stock                                         255,450          255,450                       277,154           277,154
                                  ------------------------------------------------  ----------------------------------------------
                                      175,068           255,450          430,518        154,154        277,154           431,308
                                  ------------------------------------------------  ----------------------------------------------
                                      187,063           274,308          461,371        166,318        293,686           460,004
LIABILITIES
Distributions payable to
  participants                       (187,063)         (268,008)        (455,071)      (166,318)      (283,452)         (449,770)
Payable to Company                                       (6,024)          (6,024)                       (9,885)           (9,885)
Other liabilities                                          (276)            (276)                         (349)             (349)
                                  ------------------------------------------------  ----------------------------------------------
                                     (187,063)         (274,308)        (461,371)      (166,318)      (293,686)         (460,004)
                                  ------------------------------------------------  ----------------------------------------------

NET ASSETS                          $       0         $       0        $       0      $       0     $        0       $         0
                                  ================================================  ==============================================


SEE NOTES TO FINANCIAL STATEMENTS.





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

Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.
            Statements of Changes in Net Assets
                                                                       FOR THE YEAR ENDED
                                             -----------------------------------------------------------------------
                                                  DECEMBER 31, 1993                        DECEMBER 31, 1992
                                             ----------------------------------    ---------------------------------
                                                         COMMERCIAL                             COMMERCIAL
                                                         INTERTECH                              INTERTECH
                                                           CORP.                                  CORP.
                                               MONEY       COMMON                    MONEY       COMMON
                                               MARKET      STOCK                     MARKET      STOCK
                                               FUND        FUND         TOTAL        FUND        FUND        TOTAL
                                             ----------------------------------    ---------------------------------
Contributions:
      Company                                $ 58,805     $ 78,688     $137,493     $ 52,327    $ 99,104    $151,431
      Employee                                125,604      195,689      321,293      111,450     174,332     285,782
      Noncash                                                                 0                                    0
                                             ----------------------------------    ---------------------------------
                                              184,409      274,377      458,786      163,777     273,436     437,213
Net investment income:
      Interest and dividends                    2,654        4,641        7,295        2,541       5,150       7,691
      Other expenses                                        (2,186)      (2,186)                  (3,039)     (3,039)
                                             ----------------------------------    ---------------------------------
                                                2,654        2,455        5,109        2,541       2,111       4,652
Realized gain (loss) on distribution                        16,502       16,502                    6,601       6,601
Unrealized appreciation (depreciation)
  in aggregate current value of investments                (27,799)     (27,799)                  10,912      10,912
Decrease (increase) in company payable                       3,861        3,861                   (9,608)     (9,608)
                                             ----------------------------------    ---------------------------------
Net assets available for distribution         187,063      269,396      456,459      166,318     283,452     449,770
Distribution to participants                  187,063      269,396      456,459      166,318     283,452     449,770
                                             ----------------------------------    ---------------------------------
Net change in net assets                            0            0            0            0           0           0
Net assets at beginning of year                     0            0            0            0           0           0
                                             ----------------------------------    ---------------------------------
NET ASSETS AT END OF YEAR                    $      0     $      0     $      0     $      0    $      0    $      0
                                             ==================================    =================================

SEE NOTES TO FINANCIAL STATEMENTS.

Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.
            Statements of Changes in Net Assets (Continued)
                                                    FOR THE YEAR ENDED
                                            ----------------------------------
                                                  DECEMBER 31, 1991
                                            ----------------------------------
                                                        COMMERCIAL
                                                         INTERTECH
                                                           CORP.
                                             MONEY        COMMON
                                             MARKET       STOCK
                                             FUND         FUND        TOTAL
                                            ----------------------------------
Contributions:
      Company                               $ 49,986    $ 68,657    $118,643
      Employee                               105,689     163,949     269,638
      Noncash                                                508         508
                                            ----------------------------------
                                             155,675     233,114     388,789
Net investment income:
      Interest and dividends                   4,274       4,900       9,174
      Other expenses                                      (2,438)     (2,438)
                                            ----------------------------------
                                               4,274       2,462       6,736
Realized gain (loss) on distribution                     (69,829)    (69,829)
Unrealized appreciation (depreciation)
  in aggregate current value of investments               79,827      79,827
Decrease (increase) in company payable                     7,403       7,403
                                            ----------------------------------
Net assets available for distribution        159,949     252,977     412,926
Distribution to participants                 159,949     252,977     412,926
                                            ----------------------------------
Net change in net assets                           0           0           0
Net assets at beginning of year                    0           0           0
                                            ----------------------------------
NET ASSETS AT END OF YEAR                   $      0    $      0    $      0
                                            ==================================

SEE NOTES TO FINANCIAL STATEMENTS.

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




        Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

                         Notes to Financial Statements

                 Years Ended December 31, 1993, 1992, and 1991



A.    SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Plan are maintained on the accrual basis.

VALUATION OF INVESTMENTS

Investments are stated at the closing sale price on the last business day of the year. Investments consist of common shares of Commercial Intertech Corp. (the "Company" or "CIC") and Money Market Fund shares. Generally, purchases of Company shares are made on the open market; however, purchases may also be made directly from the Company's treasury.

PLAN DISTRIBUTIONS

Distributions payable to participants represent the value of participants' accounts in the Money Market Fund and the number of shares of stock allocated to participant's accounts times the year end market price per share for the Common Stock Fund. Realized gains/losses on distributions are calculated based on historical costs.

B.    DESCRIPTION OF THE PLAN

The Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. (the "Plan") provides investment opportunities for eligible employees, including the opportunity to acquire stock of the Company. Eligible employees include all employees of Commercial Intertech Corp. and its domestic subsidiaries with a base salary in excess of $45,000, and employees, as designated by the Compensation Committee of the Board of Directors, of foreign subsidiaries of the Company. Participants may elect to contribute up to 15% of their eligible compensation. The Company will make a contribution to each participant's account equal to 50% of the participant's contributions, up to a maximum of 3% of the participant's eligible compensation.

Eligible compensation is defined as base wage or salary in excess of $45,000 for employees of the Company and its domestic subsidiaries. For employees of foreign subsidiaries of the Company, eligible compensation consists of base wage or salary.





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





        Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

                    Notes to Financial Statements--Continued



B.    DESCRIPTION OF THE PLAN--CONTINUED

Participants may elect to contribute to either the Commercial Intertech Corp. Common Stock Fund or the Money Market Fund. Employee and Company contributions are allocated directly to each participant's account and vest immediately. Stock Fund contributions are converted to shares each month using the average daily stock price for that month. Investment income is allocated proportionally to each participant's account.

At the beginning of each Plan year, participants may change deduction percentages or investment funds, suspend contributions, or withdraw from the Plan.

Distributions are made after the end of each Plan year. Money Market Fund participants receive the full value of their accounts as of the Plan year end. Stock Fund distributions are made in whole shares of stock, while fractional shares less than one-half are forfeited and used as a credit toward future Company contributions.

In 1993, 56 individuals participated in the Money Market Fund and 104 individuals participated in the Common Stock Fund. In 1992, 50 individuals participated in the Money Market Fund and 92 individuals participated in the Common Stock Fund. In 1991, 51 individuals participated in the Money Market Fund and 86 individuals participated in the Common Stock Fund.

The Plan is administered by a five member committee appointed by the Compensation Committee of the Board of Directors of the Company. The Company has the sole right to appoint the Trustee, and to terminate the Plan at any time, subject to Plan provisions. All significant administrative expenses are paid by the Company.

Effective January 1, 1994, the Plan was amended as follows:

1. Allocation of shares to a participant's account will be in that proportion that the participant's contributions and employer contributions for that participant bears to such contributions of all participants who participate in the Commercial Intertech Common Stock Fund.

2. Distribution of a participant's account is required as soon as practical after the end of a month in which the participant terminates employment for any reason, including death, disability, retirement, discharge or otherwise.

3. Expenses that are not paid by the Company, in its sole discretion, will be paid by the Plan, such as brokerage fees.





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        Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

                    Notes to Financial Statements--Continued



B.    DESCRIPTION OF THE PLAN--CONTINUED

The foregoing description of the Plan provides only general information. Additional information may be obtained from the Plan administrative committee.

C.    INCOME TAX STATUS

The Plan maintains its assets in a trust which is not a qualified trust under
Section 401(a) of the Internal Revenue Code. As such, the trust is a taxable trust under Subchapter J of the Internal Revenue Code and is taxable on undistributed earnings. Participants are taxed on matching Company contributions and earnings distributed by the trust.

Since the trust distributed all earnings during 1993, 1992, and 1991, it has no federal income tax liability for such years.

D.    TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan purchased shares of common stock of Commercial Intertech Corp. during the years ended December 31, 1993, 1992, and 1991. The Plan received dividends of $4,641, $5,150, and $4,900 on this stock during 1993, 1992, and 1991, respectively.





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

Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

           Notes to Financial Statements--Continued


E.    INVESTMENTS

                                                                                        Investments Sold During the Year Ended
    Identity of Issue                                                                   --------------------------------------
     Borrower, Lessor                         Description of                    Current  Aggregate   Aggregate        Net
     or Similar Party                           Investment           Cost        Value      Cost      Proceeds     Gain (Loss)
- ---------------------------------------------------------------------------------------- ---------  ---------------------------

DECEMBER 31, 1993
Commercial Intertech Common Stock Fund:
 *Commercial Intertech Corp.               **13,100 common shares
                                              $19.50 per share      $265,250    $255,450  $268,338    $284,840       $16,502
Money market fund:
 Federated Investors Inc. trust for U.S.
  Treasury Obligations
                                           **175,068 shares          175,068     175,068   175,068     175,068             0
                                                                    --------------------
                                                                    $440,318    $430,518
DECEMBER 31, 1992                                                   ====================
Commercial Intertech common stock fund:
 *Commercial Intertech Corp.               **14,213 common stock
                                              $19.50 per share      $259,154    $277,154  $246,376    $252,977       $ 6,601

Money market fund:
 Federated Investors Inc. trust for
   U.S. Treasury Obligations               **154,154 shares          154,154     154,154   154,154     154,154             0
                                                                    --------------------
                                                                    $413,308    $431,308
                                                                    ====================

*  Party-in-interest
** Individual investment that comprises five percent or more of the Plan's assets. The fair value of the Plan's investment in Commercial Intertech Corp. common stock
   (including shares bought and distributed, as well as held during the year) depreciated
   $27,799 in 1993 and appreciated $10,912 in 1992 and $79,827 in 1991.





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                             EXHIBIT I


                Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-25795) pertaining to the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. and in the related Prospectus of our report dated March 25, 1994, with respect to the financial statements of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. included in this Annual Report (Form 11-K) for the year ended December 31, 1993.


                                                        Ernst & Young



Cleveland, Ohio
March 25, 1994

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Date: March 30, 1994                    Non-Qualified Stock Purchase Plan
                                        of Commercial Intertech Corp.



                                        By: /s/ James M. Donchess
                                           ------------------------------
                                           James M. Donchess
                                           Corporate Attorney, Benefits




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